United States securities and exchange commission logo





                             April 18, 2023

       Dezhi Liu
       Chief Executive Officer
       Oriental Rise Holdings Limited
       No. 48 Xianyu Road
       Shuangcheng Town, Zherong County
       Ningde City, Fujian Province
       People   s Republic of China

                                                        Re: Oriental Rise
Holdings Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 22,
2023
                                                            CIK No. 0001964664

       Dear Dezhi Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 22, 2023

       Cover Page

   1. Please disclose on your cover page whether your offering is contingent upon final approval of your Nasdaq
listing. Please ensure the disclosure is consistent with your underwriting agreement.
   2. We note your statement on the cover page that you expect your "founders and 5% of more beneficial owners will
beneficially own in total 15,040,000 of [y]our Ordinary Shares representing 75.2% of
the total voting power of [y]our issued and outstanding share
 Dezhi Liu
FirstName   LastNameDezhi Liu
Oriental Rise Holdings Limited
Comapany
April       NameOriental Rise Holdings Limited
       18, 2023
April 218, 2023 Page 2
Page
FirstName LastName
         capital immediately following the completing of this offering." These figures are presented as 15,520,000 Ordinary Shares and 77.7% on page 14 and 15,520,000
         Ordinary Shares and 77.6% on page 51. Please reconcile these amounts and ensure they are consistent with the disclosure in the Principal Shareholders table on page 130.
3. We note your disclosure that Oriental Rise Holdings Limited is "a Cayman Islands exempted company with limited liability whose principal place of business is in Ningde
         City, Fujian Province, the People   s Republic of China." Please
disclose prominently on
         the prospectus cover page that you are not a Chinese operating company but a Cayman
         Islands holding company with operations conducted by your subsidiaries. Provide a cross-
         reference to your detailed discussion of risks facing the Company and the offering as a result of your organizational structure.
4. We note your disclosure that conducting operations in China through wholly-owned subsidiaries "could result in a material change in [y]our operations and/or the value of
         [y]our ordinary shares." Please also note that the legal and operational risks associated with being based in or having the majority of the Company's operations in China could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
5. Clearly disclose on the cover page of the prospectus how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
6. We note your disclosure that "[i]n the reporting periods presented in this prospectus, no cash and other asset transfers have occurred among the Company and its subsidiaries; and
         no dividends or distributions of a subsidiary has been made to the Company" (emphasis added). Please revise to clarify if such transfers have occurred as of the date of the prospectus and make a corresponding change to the disclosure on page 13 of the prospectus summary. Include in your disclosure any transfers, dividends or distributions that have been made to investors. Provide a cross-reference to the consolidated financial statements.
Commonly Used Defined Terms, page ii

7. We note that your definition of "China" and the "PRC" excludes the special administrative region of Macau for the purposes of the prospectus. Please revise your disclosure to clarify that the legal and operational risks associated with operating in China discussed elsewhere in the prospectus would also apply to operations in Macau.
8.       We note your disclosure here that the CIC Report on China   s tea
market was
         commissioned by you from CIC. Please file CIC's consent as an exhibit to the registration statement. Please see Securities Act Rule 436.
 Dezhi Liu
Oriental Rise Holdings Limited
April 18, 2023
Page 3
Prospectus Summary, page 1

9. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We also note that, since the date your draft registration statement was submitted, the CSRC Trial Measures have gone into effect. In your next amendment, please include updated disclosure regarding the CSRC Trial
         Measures as they relate to your business and this offering.
10. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the Company   s operations in China
poses to investors.
         In particular, describe the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. We note your disclosure here that "[you] have entered into contractual management agreements with relevant villages with respect to approximately 6,002,697 square meters of tea gardens in Fujian Province" and that "Fujian accounts for approximately 67.2% of the total production volume of white tea in the PRC in 2021." In addition to noting the
FirstName LastNameDezhi Liu
       market share of Fujian Province within the PRC, please also include a direct comparison
Comapany    NameOriental
       of the              Rise Holdings
              size of your business       Limited
                                    operations relative to the size of the
white tea market in Fujian
       Province   or
April 18, 2023 Page 3the PRC.
FirstName LastName
 Dezhi Liu
FirstName   LastNameDezhi Liu
Oriental Rise Holdings Limited
Comapany
April       NameOriental Rise Holdings Limited
       18, 2023
April 418, 2023 Page 4
Page
FirstName LastName
Our Business Strategy, page 4

12. We note your statement here that your major tea products include "refined white tea and black tea" and similar statements regarding the production of refined tea throughout the prospectus. We also note your disclosure on page 34 that "[y]our food production license obtained by Fujian MDH expired in June 2022 and [you] are in the process of renewing that license. Consequently, refined tea has not been produced by Fujian MDH pending renewal of the license." Please clarify if you have an active food production license and are currently producing refined tea and revise your disclosure as necessary.
13. We refer to your statements here and on page 94 that "[i]ndustry observers expect the sales volume of tea in the PRC to reach approximately 2.8 million tons in 2026" and on
         page 34 that "[i]t is expected that China   s tea production volume
will increase to
         approximately 3,700.4 thousand tons in 2026, representing a compound annual growth rate of approximately 3.9%." On page 62 you state that "the market
size of PRC   s tea leaf
         market in terms of revenue...is expected to reach RMB408.0 billion in 2026 at a CAGR of
         6.0% from 2021 to 2026." Please revise these statements to identify the industry observers or other entity making the projections and to discuss any material assumptions underlying the projections. To the extent the first two projections are being made by the same entity, please reconcile the different estimates.
14. We note your disclosure that after the anticipated acquisition of additional tea gardens, you will have an additional total estimated maximum annual cultivation capacity of
         "approximately 819.7 tons of fresh tea leaves in 2022." Please revise your disclosure to note whether these acquisitions have closed and to either provide historical capacity figures for 2022 or to bring forward the time period presented in the estimate.
15. We note your disclosure on page 5 that the total anticipated cost for the planned purchase of four automatic production lines for the production of primary processed white tea is approximately US$0.73 million (RMB 4.9 million) and your disclosure on page 95 that the total anticipated cost of these lines is US$1.5 million (RMB 9.90 million). Please reconcile these disclosures. Additionally, if known, please provide an estimated cost for your planned purchase of an automatic production line for the production of your refined tea and note if you intend to make this purchase using the expected net proceeds from the offering.
Risk Factors
Risks Related to Our Business and Industry
If we are unable to obtain the forest rights certificate in respect of the tea gardens we operate, we may be unable to enforce..., page 27

16. We note your risk factor disclosure regarding certain Concerned Land Lots for which you have not obtained Forest Rights Certificates. Please expand on your discussion in this risk factor to state the volume of tea that comes from the Concerned Land Lots in terms of tons, as well as the percentage of your overall output, and note whether you are aware of
 Dezhi Liu
Oriental Rise Holdings Limited
April 18, 2023
Page 5
         any third party that may have ownership or forest rights with respect to the Concerned
         Land Lots and if any third party has asserted or threatened to assert any such rights to date. Additionally, we note your statement that the failure to obtain the Forest Rights
         Certificates "lies mostly in that the Transferors have not obtained the ownership certificates with respect to the Concerned Land Lots and the forest trees thereon (the
         "Ownership Certificate(s)") for historical reasons." Please cross-reference or briefly explain the historical reasons the Transferors have not obtained the Ownership Certificates and note whether you expect they will be able to obtain such certificates in the future. If you do not expect the Transferors will be able to obtain the relevant Ownership
         Certificates in a timely fashion or at all, please state this clearly and note any associated risks.
Our non-compliances with the labelling requirements under applicable laws and regulations could lead to imposition of fines and penalties, page 30

17. We note your disclosure that the packages of the products sold or produced by Fujian
         MDH fail to indicate certain information as required by the PRC Food Safety Law and that, as such, you "may be subject to penalties including but not limited to confiscation of relevant income, the food produced, the tools, equipment, raw materials, and other items used for illegal production or trade, imposition of fines up to ten times the value of goods such produced or sold, suspension of business, and revocation of permits." Please expand on this risk factor to note whether you believe any such penalties are likely to be imposed, the anticipated range of those potential fines that would apply to you specifically, whether you have had any discussions or communication with government entities regarding the labeling of these products, and whether you expect to come into compliance with the applicable requirements of the PRC Food Safety Law in the future.
Our non-compliances with social insurance and housing provident fund contribution laws and regulations in the PRC..., page 31

18. We note your disclosure that you may be subject to rectification, late payment fees, fines up to three times the outstanding fees and/or other penalties as a result of non-
       compliances with social insurance and housing provident fund contribution laws and regulations. Please expand on this risk factor to note the approximate amount of the shortfalls in your required contributions and whether you have had any discussions or communications with governmental entities regarding such payments. Additionally, please ensure your disclosure clearly states whether you are currently in compliance with such funding requirements. In this regard, we note your statement on page 115 that the
FirstName LastNameDezhi Liu
       Company "has obtained a compliance letter from the social security and provident fund
Comapany   NameOriental
       authorities          Risethat
                   confirming     Holdings Limitedhas made normal social
security and provident
                                     the Company
       fund
April 18,   payments."
          2023  Page 5
FirstName LastName
 Dezhi Liu
FirstName   LastNameDezhi Liu
Oriental Rise Holdings Limited
Comapany
April       NameOriental Rise Holdings Limited
       18, 2023
April 618, 2023 Page 6
Page
FirstName LastName
Risks Related to Our Corporate Structure
United States civil liabilities and certain judgments obtained against us by our shareholders may be unenforceable, page 36

19. We note your disclosure that "the majority of [y]our directors and officers are nationals and residents of countries other than the United States." Please revise to specifically state the nationality and residency of your directors and officers rather than just referring to countries other than the United States. Please make corresponding changes to the disclosure in the "Enforceability of Civil Liabilities" section on page 146 of the prospectus.
Risks Related to Doing Business in China
The New Administrative Rules regarding Overseas Listings may significantly limit or completely hinder our ability to offer..., page 38

20. Please expand on your discussion in this risk factor to note to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC and the CSRC to date.
Risks related to this Offering and the Ordinary Shares, page 48

21. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Use of Proceeds, page 55

22. Please revise your disclosure in the Use of Proceeds section to note that $500,000 from the offering will be held in an indemnification escrow account for a period of twelve months as noted in the Underwriting section.
Capitalization, page 57

23. Please expand your second bullet point to clearly explain the basis in which you show each of the three pro forma columns. As part of your response, please clarify for us why you show the share issuances as subscriptions receivable in the table. Dezhi Liu
FirstName   LastNameDezhi Liu
Oriental Rise Holdings Limited
Comapany
April       NameOriental Rise Holdings Limited
       18, 2023
April 718, 2023 Page 7
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Selling & Distribution Costs, page 70

24. Revise to discuss the significant decrease in selling and distribution costs for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. In this regard, please explain the significant decrease in the cost of packing materials in light of the significant increase in costs in fiscal 2021.
Industry, page 83

25. We note your statement that the information in this registration statement "has not been independently verified by [y]our Company, the underwriters, any of [y]our or their respective directors, officers or representatives or any other person involved in the offering other than CIC and no representation is given as to its accuracy, completeness or fairness. As a result, excessive reliance on the information contained in this section shall be avoided." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.
Business
Our Products, page 96

26. We note your statement on page 96 that in recent periods the average selling price of your tea products has increased steadily. Please revise to support this statement, such as providing the amount or percentage increase in sales price in recent periods.
The Tea Gardens We Operate, page 101

27. We note your statement on page 101 that you typically enter into management agreements with individual tea garden managers for a fixed term of one year. Please revise to describe whether these agreements automatically or typically renew after one year, the termination provisions and describe how the managers are compensated.
28. Please revise to briefly explain why 114,667 square meters of tea gardens under your
         Contractual Management Rights Agreements have been returned to the relevant village committees. Please also revise to state whether these types of agreements allow for either party to terminate the agreement prior to expiration date and, if so, describe these provisions.
29. Please revise page 103 to clarify your disclosure regarding your arrangements with the
         Changguan Village Tea Garden and Shakengli Village Tea Garden. For example, you state you have entered a Framework Agreement with each village, and you "expect" to enter into separate contractual management rights agreements, but then you disclose that you have at least one contractual management rights agreement with each. As another
 Dezhi Liu
Oriental Rise Holdings Limited
April 18, 2023
Page 8
         example, you state the Changguan Village Contractual Management Rights Agreement is
         for approximately 333,335 square meters of land, for which you paid USD$1.6 million less a deposit of USD$675,000, but then you separately describe a Changguan Village
         Letter of Intent that includes the same terms. Please ensure it is clear which agreements are no longer applicable, which are in place and which are contemplated. Please also include disclosure concerning the term of these agreements and termination provisions, to the extent applicable.
30. We note your statement on page 104 that you submitted, with the assistance from the relevant village committees, applications with the Zherong County Immovable Property
         Registration Centre in the spring of 2021. Please state when you expect this entity to approve or disapprove your applications, and when you expect to submit any other documents required for registration. Please also clearly state whether this application would cover all 3,733,335.2 square meters that are currently without forest rights certificates.
31. Please revise to state the term of the Collective Forest Right Transfer Agreements with
         Ruanling Village, Xiaping Village and Youjiabian Village, and termination provisions, as applicable. Please also revise to state whether you have obtained the forest right transfer certificates for these lots at this time.
PRC Regulation
Laws and Regulations Relating to Land Use
Overview of Relevant PRC Laws and Regulations on Buildings, page 120

32. We refer to your disclosure that "[n]ot all our buildings attached on the land have appropriate title certificates. The buildings not granted title certificate are at a risk of being dismantled or other administrative penalties if they are identified as illegal buildings due to the violation of the PRC Land Administration Law, the PRC Law on Urban and Rural
         Planning, and other relevant laws and regulations." Please expand on this discussion to note whether you believe this risk could have a material impact on your business or operations. If so, please also include risk factor disclosure regarding this issue.
Executive Compensation, page 128

33. We note your inclusion of Messrs. Chuansheng Huang and Rongxu Cai in the table on page 128. Please note their respective roles with the Company and whether they are current or former officers or directors.
34. Please confirm the salary shown in the table on page 128 is correct. We note, for example,
FirstName LastNameDezhi Liu
       that Mr. Liu's employment agreement from 2020 affords him a base salary of US$3,000
Comapany    NameOriental
       per month,           Rise
                   yet in the    Holdings
                              table it showsLimited
                                             that he made $7,416, presumably in
USD, in salary for
       the2023
April 18,  year Page
                ended8 December 31, 2022.
FirstName LastName
 Dezhi Liu
FirstName   LastNameDezhi Liu
Oriental Rise Holdings Limited
Comapany
April       NameOriental Rise Holdings Limited
       18, 2023
April 918, 2023 Page 9
Page
FirstName LastName
Compensation of Directors, page 129

35. Please revise this disclosure to note whether you made any compensation payments to your directors during the fiscal year ended December 31, 2022. Description of Share Capital, page 132

36. We see that you issued 16 million ordinary shares on January 10, 2023 and some of these appear to be issued at $0.001 per share while others were issued at $0.50 per share. Please explain to us how you determined the fair value of the ordinary shares underlying your equity issuances, if any, and the reasons for any differences between the recent valuations of your ordinary shares leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Report of Independent Registered Public Accounting Firm, page F-2

37. Please ask your auditors to provide a properly signed and dated audit opinion.
Notes to the Financial Statements
General, page F-8

38.      Please revise to include a footnote regarding stockholders    equity,
including the
         significant terms of your ordinary shares, stock options issued, if any, and a description of
         your    other reserves.
Note 20. Capital Commitments, page F-22

39. We see that you have significant capital expenditures in respect of acquisition of property, plant and equipment that is contracted for but not provided in the consolidated financial statements. Please explain to us what these assets specifically relate to and tell us about your accounting, specifically why these contracted assets are not accounted for in your financial statements.
Note 22. Subsequent Events, page F-22

40. Please tell us why the January 2023 issuance of ordinary shares is not included as a subsequent event. Please also update this footnote to provide the date intended.
Exhibits

41. Please file consents of your Cayman Islands legal counsel and your PRC legal counsel, see Item 601(b)(23) of Regulation S-K.
 Dezhi Liu
FirstName  LastNameDezhi  Liu
Oriental Rise Holdings Limited
Comapany
April      NameOriental Rise Holdings Limited
      18, 2023
April 10
Page  18, 2023 Page 10
FirstName LastName
42. Please file your material agreements or forms thereof as exhibits, such as the Contractual
         Management Rights Agreements, Framework Agreements, Letters of Intent, the Collective Forest Right Transfer Agreements and the Management
Agreements with
         individual tea garden managers. Refer to Item 601(b)(10) of Regulation S-K.
General

43. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Joe Laxague, Esq.